UNITED STATES
SECURITIES AND EXCHANGE COMM
Washington, D.C. 20549



18000652

ANNUAL AUDITED REP...
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35724

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/17

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Architects, Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

34 Petaluma Blvd. N.

(No. and Street)

Petaluma	CA	94952
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Haddock 707-763-7861

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation

(Name – *if individual, state last, first, middle name*)

2977 Ygnatio Valley Rd, Ste 460	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Anthony Duckworth _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Investment Architects, Inc. _____ · _____ · _____ , as

of 12/31 _____ , 20 2017 ___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____ _Signature_

Executive Vice President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of _Sonoma_ } s.s.

Subscribed and sworn to (or affirmed) before me on this _14_ day of _March_,

Month

20 _18_, by _Anthony Duckworth_ and

Name of Signer (1)

_____, proved to me on the basis of

Name of Signer (2)

satisfactory evidence to be the person(s) who appeared before me.

Maureen C. McGuigan

Signature of Notary Public

[Seal:
MAUREEN E. McGUIGAN
COMM. #2104951
NOTARY PUBLIC · CALIFORNIA
SONOMA COUNTY
My Comm. Expires March 28, 2019]

Seal

_____
For other required information (Notary Name, Commission No. etc.)

———————— OPTIONAL INFORMATION ————————

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

Oath

containing _____ pages, and dated _____

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
☒ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # _____ Entry # _____

Notary contact: _707-762-8150_

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: _____

TABLE OF CONTENTS



office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Investment Architects, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 17a-5, in which (1) Investment Architects, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Investment Architects, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Investment Architects, Inc. stated that Investment Architects, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Investment Architects, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Investment Architects, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation
Walnut Creek, California
March 7, 2018

INVESTMENT ARCHITECTS, INC.
Statement of Financial Condition
December 31, 2017

_____

ASSETS

Cash in bank	$ 68,673
Deposits with clearing broker	25,015
Total cash	93,688
Investments	47,866
Commissions receivable	153,885
Due from RIA	13,633
Rent Deposit	575
Property and Equipment, net of $6,377	1,696
Total assets	$ 311,343

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Commissions payable	160,817
Accrued expenses	5,498
Total liabilities	166,315

SHAREHOLDERS' EQUITY

Shareholders' equity:	
Common stock, no par value, 1,000 shares authorized	
540 issued and outstanding	7,500
Retained earnings	137,528
Total shareholders' equity	145,028
Total liabilities and shareholders' equity	$ 311,343

The accompanying notes are an integral part of these financial statements.

INVESTMENT ARCHITECTS, INC.
Statement of Operations
For the Year Ended December 31, 2017

Revenue	
Fees and commissions earned	$ 2,306,809
Other Income	1,766
Change in unrealized gain on investment securities	4,267
Total revenues	2,312,842
Expenses	
Clearing charges	9,479
Commissions	1,966,173
Compensation, payroll taxes and benefits	231,526
Communications	7,319
Depreciation	1,615
Financial technology services	41,619
Insurance	56,989
Office	6,937
Professional fees	28,412
Rent	9,868
Utilities	3,715
Total expenses	2,363,652
Net loss before taxes	(50,810)
Tax expense	1,472
Net loss	(52,282)

The accompanying notes are an integral part of these financial statements.

INVESTMENT ARCHITECTS, INC.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2017

	Common Stock	Retained Earnings	Total
Balance, beginning of year	$ 7,500	$ 189,810	$ 197,310
Net income	-	(52,282)	(52,282)
Balance, end of year	$ 7,500	$ 137,528	$ 145,028

The accompanying notes are an integral part of these financial statements.

INVESTMENT ARCHITECTS, INC.
Statement of Cash Flows
For the Year Ended
For the Year Ended December 31, 2017

Cash flows from operating activities:		
Net income	$	(52,282)
Changes in operating assets and liabilities:		
Depreciation Expense		1,615
Increase in investments		(4,267)
Increase in commissions receivable		(145,560)
Increase in accounts receivable		(13,633)
Decrease in accrued expenses		25,531
Increase in commissions and accounts payable		152,271
Net cash used by operating activities		(36,325)
Cash flows from investing activities:		
Net decrease in cash		(36,325)
Cash at beginning of year		104,998
Cash at end of year	$	68,673

The accompanying notes are an integral part of these financial statements.

INVESTMENT ARCHITECTS INC
Notes to Financial Statements
December 31, 2017

1.   Description of Operation

Description of Business

Investment Architects, Inc. (the "Company"), is registered as a broker and dealer in securities with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority (FINRA). The Company is an independently owned, full service broker dealer, whose representatives come from financial planning, insurance, and wire house backgrounds. The Company assists clients in investing in mutual funds, insurance products, stocks, bonds, managed accounts and other investment services. It does not hold customer funds or securities.

The Company has an agreement with its clearing broker to clear securities transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions, and accordingly operates under the exemptive provisions of Security and Exchange Commission Rule 15c3-3(k)(2)(ii).

2.   Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash in one bank account and one cash account held by its clearing broker.

Investments

Investments are carried at fair value. Fair values for securities which are freely tradable on a securities exchange or other active markets are determined by the last sales price on the last business day of the period.

2. Summary of Significant Accounting Policies (continued)

Investments (continued)

Under generally accepted accounting principles, there is a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to level 1 measurements. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgement.

Level 2 – Valuations based on one or more of the following: quoted prices in active markets for securities which are not identical to those being valued; quoted prices for securities in markets which are not active; inputs other than quoted prices that are observable for the asset or liability being valued, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives (5-7 yrs) of related assets.

Machines and equipment	$ 8,073
Less: Accumulated depreciation	(6,377)
Net property and equipment	$ 1,696

Depreciation for the year ended December 31, 2017 was $1,615.

2. Summary of Significant Accounting Policies (continued)

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Income taxes

Generally accepted accounting principles require that management determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals of litigation processes, based on the technical merits of the position.

Income taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due and deferred tax related to unrealized gains on investments. The deferred tax liability represents the future tax return consequences of those differences.

The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending shareholder's equity. Based on its analysis, the Company's management has determined that it is has not incurred any material tax liability or tax assets as of December 31, 2017.

Currently, the tax years ended December 31, 2014 – 2017 are open and subject to examination by the Internal Revenue Service and the State of California. However, the Company is not currently under audit nor has the Company been contacted by any of these jurisdictions.

Subsequent Events

Management has evaluated subsequent events through the date of the Report of Independent Registered Public Accounting Firm, the date on which the financial statements were available to be issued.

3. Deposits with Clearing Broker and Off-Balance Sheet Risk

The Company has a brokerage agreement with Wedbush Morgan Securities under which Wedbush Morgan Securities acts as a clearing broker for the Company. The Company introduces all of its customers' securities transactions to its clearing broker, on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearing agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts introduced by the Company.

3.   Deposits with Clearing Broker and Off-Balance Sheet Risk-(continued)

The clearing broker carries separate cash and securities accounts for the Company. These accounts serve as collateral for any amounts due to the clearing broker, as well as collateral for securities sold short or securities purchased on margin.

4.   Occupancy

The Company has leased its facilities on a month-to-month basis payable at a rate of $1,460 per month. Beginning in October 2016, Resource Investment Architects, an affiliated company, paid the rent directly to the property management company. The Company's rent expense for the year ended December 31, 2017 was $9,868, which included $3,248 for storage space.

5.   Risk Concentrations

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. Cash accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. Deposits with brokers are not covered by FDIC insurance.

6.   Defined Contribution Retirement Plan

In 2014 the Company adopted a defined contribution retirement plan ("the 401(k) Plan") together with its affiliate Resource Investment Architects, Inc. Eligible employees can elect to have a portion of their salary withheld and contributed to the 401(k) Plan. The Company may make a contribution to the 401(k) Plan each year at the discretion of the Board of Directors. The Company's discretionary contribution to the 401(k) Plan for 2016 was $30,441. The Company also accrued a Safe Harbor Nonelective accrual of $5,499 for the 401(k) Plan for 2017.

7. Fair Value Measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as discussed in Note 2. The following table presents information about the Company's assets measured at fair value, as summarized below.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2017
Investment in Securities	$ 47,866	$ -	$ -	$ 47,866

8. Net Capital Requirements

As a registered broker and dealer in securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 1.29 to 1 at December 31, 2017. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1.

At December 31, 2017, the Company had net capital as defined of $128,876, which exceeded the minimum requirement of $11,088. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

9. Contingency

On October 31, 2017, the Company and others were named as parties in an arbitration. Claimants allege that they sustained damages in excess of $1,250,000. The Company has retained counsel and notified its liability insurance company. The Company has a $50,000 deductible in its liability policy. Management believes that this arbitration is unfounded and without merit and will not result in a judgment for the claimant. $15,000 has been paid toward the $50,000 deductible.

10.   Income Taxes

The Company has not recognized a current tax expense since the Company posted a loss for the year ended December 31, 2017 of $52,282. Any tax benefit in future years is offset for an allowance for the same amount.

SUPPLEMENTARY INFORMATION

INVESTMENT ARCHITECTS INC
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2017

SCHEDULE I

Computation of Net Capital
Pursuant to Rule 15c3-1
December 31, 2017

Computation of Net Capital

Shareholder's Equity		$ 145,028
Non-Allowable Assets		
Rent deposit	$ 575	
Fixed assets	1,696	
Accounts Receivable	13,633	
Commissions Receivable	153,885	
Commissions Payable	(160,817)	
Total Non-Allowable Assets		$ (8,972)
Net Allowable Capital		$ 136,056
Haircuts	$ 7,180	
Undue concentration		
Net Capital		$ 128,876

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 11,088
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	5,000
Net Capital Requirement	11,088
Excess Net Capital	$ 117,788

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 166,315
Percentage of Aggregate Indebtedness to Net Capital	129.1%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31, 2017	$ 123,500
Commissions payable	19,887
Commissions receivable	(9,013)
Accrued expenses	(5,498)
Net Capital per Audit	$ 128,876
Reconciled Difference	



CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Investment Architects, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Investment Architects, Inc. as of December 31, 2017, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Investment Architects, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Investment Architects, Inc.'s management. Our responsibility is to express an opinion on Investment Architects, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Investment Architects, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Investment Architects, Inc.'s financial statements. The supplemental information is the responsibility of Investment Architects, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation
We have served as Investment Architects, Inc.'s auditor since 2014.
Walnut Creek, California
March 7, 2018

1



CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
Investment Architects, Inc.
Petaluma, California

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Investment Architects, Inc. (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
March 7, 2018



INVESTMENT CONSULTANTS

INVESTMENT ARCHITECTS, INC.

34 PETALUMA BLVD. NORTH
PETALUMA, CA 94952-3002

TEL. (707) 763-7861
FAX (707) 763-8005

MEMBER. NASD/SIPC

INVESTMENT ARCHITECTS, INC.

EXEMPTION REPORT PURSUANT TO RULE 15C3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

Investment Architects, Inc. operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the year ended December 31, 2017 without exemption.

Signature: _____

Anthony Duckworth, Executive Vice President

-15-

"investment by design"

ALL PURPOSE ACKNOWLEDGMENT

STATE OF CALIFORNIA }

COUNTY OF Sonoma }

On 03/14/2018 before me, Maureen E, McGuigan _____ Notary Public,
(here insert name and title of the officer)

personally appeared Anthony Duckworth _____

_____

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

MAUREEN E. McGUIGAN
COMM. #2104951
NOTARY PUBLIC · CALIFORNIA
SONOMA COUNTY
My Comm. Expires March 29, 2019

Signature: Maureen E. McGuigan (Seal)

_____ OPTIONAL _____

Description of Attached Document

Title or Type of Document: Exemption Report

Number of Pages: _____

Document Date: _____

Other: _____

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

·TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

7*7*****1123****************ALL FOR AADC 940
35724   FINRA   DEC
INVESTMENT ARCHITECTS INC
34 PETALUMA BLVD N
PETALUMA, CA 94952-3002

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ _421.70_

B. Less payment made with SIPC-6 filed (exclude interest) (_98.27_)

Date Paid

C. Less prior overpayment applied (_____)

D. Assessment balance due or (overpayment) _____

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum _____

F. Total assessment balance and interest due (or overpayment carried forward) $ _303.43_

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $_____

H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Investment Architects, Inc.
34 Petaluma Blvd. North
Petaluma, CA 94952
(707) 763-7861

Dated the _13th_ day of _March_, 20 _18_.

(Corporation, Partnership or other organization)

President
(Authorized Signature)

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,312,841

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

(2) Net loss from principal transactions in securities in trading accounts.   _____

(3) Net loss from principal transactions in commodities in trading accounts.   _____

(4) Interest and dividend expense deducted in determining item 2a.   _____

(5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

(7) Net loss from securities in investment accounts.   -0-

Total additions   _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   2,027,439

(2) Revenues from commodity transactions.   _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _____

(4) Reimbursements for postage in connection with proxy solicitation.   _____

(5) Net gain from securities in investment accounts.   4,267

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)   _____

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)   _____

Total deductions   _____

2d. SIPC Net Operating Revenues $ 281,135

2e. General Assessment @ .0015 $ 421.70

(to page 1, line 2.A.)

2